Exhibit 99.1

Concord Medical Announces New Appointments to Management Team

BEIJING, March 19, 2019 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solutions provider and an operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced three new appointments to the management team.

Concord Medical's board of directors has appointed, effective immediately:

•	Mr. Yaw Kong Yap as the President of the Company. Mr. Yap will continue to serve as Concord Medical's Chief Financial Officer;
•	Ms. Xiao Fu as the Chief Operating Officer; and
•	Dr. Matthew D. Callister as the Chief Medical Officer.

Mr. Yap previously served as a Senior Vice President of the Company from 2008 to July 2014 and has been serving as the Company’s Chief Financial Officer since then. He served as a director and the financial controller of the Company from 2008 to 2011, the Chief Financial Officer of China Medstar in 2005 and the Chief Executive Officer of Advanced Produce Centre Development Pte, Ltd. in 2003. Mr. Yap graduated from the Indiana University of Pennsylvania in the United States with a bachelor’s degree in 1990. Mr. Yap is a Certified Public Accountant in the United States.

Ms. Xiao Fu has served as a Senior Vice President of the Company since July 2009. Ms. Xiao Fu joined China Medstar in 1997 and served as its Senior Vice President prior to Concord Medical's acquisition of China Medstar. Prior to joining China Medstar, Ms. Xiao Fu served as a Sales Supervisor of Rhone-Poulenc Rorer from 1995 to December 1997. Ms. Xiao Fu graduated from the Shanghai Second Military Medical University in 1986, majoring in Healthcare.

Dr. Matthew D. Callister joined Concord Medical in March 2019. Prior to joining Concord Medical, Dr. Callister served as the Senior Physician Executive of Banner MD Anderson Cancer Center and Service Line in 2014, the Division Chief of Radiation Oncology at Banner MD Anderson Cancer Center in 2011 and a Consultant at the Department of Radiation Oncology of Mayo Clinic Arizona in 2004. Dr. Callister has been an Adjunct Associate Professor of Radiation Oncology at the UT-MD Anderson Cancer Center from 2011 to present. Dr. Callister received a Doctor of Medicine degree from the Duke University School of Medicine in 1997.

"We are very pleased to appoint Mr. Yaw Kong Yap as Concord Medical’s President, Ms. Xiao Fu as our Chief Operating Officer and Dr. Matthew D. Callister as our Chief Medical Officer," said Dr. Jianyu Yang, Chairman and CEO of Concord Medical. "Each brings a wealth of professional leadership, academic excellence and business experience to Concord Medical. We look forward to working closely with them to execute our growth initiatives and create added value for our shareholders."

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solutions provider and an operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2018, the Company operated a network of 30 centers with 21 hospital partners that spanned 21 cities and 14 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment to and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services

Mr. Edward Zhang (Chinese and English)

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn